Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2017 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $43.1 million, (ii) drawdown of $162.6 million for the refinancing of eleven vessels and prepayment of $181.2 million of debt on the same vessels, (iii) the payment of $6.6 million of preferred share dividends, (iv) declaration of an aggregate $4.3 million common share dividend and (v) the sale of 88,651 of our common shares for net proceeds of $0.3 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2017 and April 4, 2018.

This table should be read in conjunction with our audited consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K to which this capitalization table is an exhibit.

	As of December 31, 2017
	Actual	Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	189,763	121,722
Restricted cash	12,910	11,103

Total cash	202,673	132,825

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	1,763,082	1,701,379

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding on an actual and as an adjusted basis	12,025	12,025
Common shares, $1.00 par value; 175,000,000 shares authorized on an actual and an as adjusted basis; 87,338,652 shares issued on an actual and an as adjusted basis; and 86,319,583 shares outstanding at December 31, 2017 on an actual basis and 86,408,234 shares outstanding on an adjusted basis	87,339	87,339
Additional paid-in capital	857,998	857,998
Cost of treasury stock	(5,736)	(5,243)
Accumulated other comprehensive loss	(5,305)	(5,305)
Retained earnings	547,937	536,793
Non-controlling interest	13,880	13,880

Total stockholders’ equity	1,508,138	1,497,487

Total capitalization	3,271,220	3,198,866